UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Vyyo, Inc. (Name of Issuer)
Common Stock, Par Value $0.0001 Per Share (Title of Class of Securities)
918458209 (CUSIP Number)
September 21, 2004 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 918458209

1.	Names of Reporting Persons. James Hudgins I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,100

	6.	Shared Voting Power 764,948*

	7.	Sole Dispositive Power 25,100

	8.	Shared Dispositive Power 764,948*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 764,948*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.167%

12.	Type of Reporting Person IN

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*As of September 21, 2004, Superius Securities Group Profit Sharing Plan (the “Plan”), and James Hudgins, Lisa Cooper Hudgins, and James Randal Hudgins hold in the aggregate 764,948 shares of common stock, par value $0.0001 per share (the “Shares”), of Vyyo, Inc. (the “Company”). The Plan owns 713,048 Shares of the Company, James Hudgins owns 25,100 Shares of the Company, Lisa Cooper Hudgins owns 26,100 Shares of the Company, and James Randall Hudgins owns 700 Shares of the Company. James Hudgins is a Trustee and a Beneficiary of the Plan. James Hudgins is deemed to have a beneficial interest in the Shares owned by his wife, Lisa Cooper Hudgins, and his son, James Randall Hudgins.
2

Item 1.
(a)	Name of Issuer Vyyo, Inc.
(b)	Address of Issuer's Principal Executive Offices 4015 Miranda Ave, Palo Alta, CA 94304

Item 2.
(a)	Name of Person Filing James Hudgins
(b)	Address of Principal Business Office or, if none, Residence 94 Grand Ave, Englewood, NJ 07631
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, Par Value $0.0001 per share
(e)	CUSIP Number 918458209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 764,948
(b)

Percent of class:

         Percent of class: As of August 11, 2004, the Issuer had 14,803,384 shares of Issuer Common Stock issued and outstanding, as reported in their Form 10-Q filed on August 13, 2004 (the “Issuer Outstanding Shares”). The Plan and James Hudgins, individually and as a Trustee of the Plan, are deemed to have beneficial ownership of Issuer Common Stock represented approximately 5.167% of the Issuer Outstanding Shares.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 25,100
	(ii)	Shared power to vote or to direct the vote 764,948
	(iii)	Sole power to dispose or to direct the disposition of 25,100
	(iv)	Shared power to dispose or to direct the disposition of 764,948

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2004
By:	/s/ James Hudgins, Individually James Hudgins, Individually

5